ENTERRA ENERGY TRUST
MESSAGE TO UNITHOLDERS

Dear Unitholders,

Enterra Energy Trust was able to deliver relatively positive results during the first three months of 2009.  The substantial reduction in net and bank debt which we delivered during 2008 was achieved in part through a favourable commodity pricing environment, especially in oil, and also through improved cost controls and enhanced operational efficiency.  We’ve continued to stick to that discipline, living within our means, and effectively balancing debt reduction with capital reinvestment.  We plan to continue with that conservative and straightforward approach during the medium and long term.

Q1 2009 Highlights

•	Net debt was reduced to $39.1 million from $52.4 million at December 31, 2008. This represents a decrease of 25 percent.

•	Total bank debt was decreased to $80.0 million, a reduction of $15.5 million from December 31, 2008.

•	Production averaged 9,968 boe per day, of which 42 percent, or more than 4,200 bbl/d, was oil and natural gas liquids (NGLs).

•	Funds from operations for Q1 2009 were $17.9 million, 26 percent lower when compared to Q1 2008 of $24.3 million as a result of lower commodity prices.

This approach has meant that in the first quarter of 2009 we were able to further strengthen Enterra’s balance sheet particularly through debt reduction.  Our net debt has been reduced by $13.3 million to $39.1 million, a decrease of roughly a quarter compared with year end 2008.  And our bank debt was reduced by $15.5 million to $80.0 million, from $95.5 million at the end of December 2008.

Enterra’s bank borrowing of $80.0 million represents less than 73 percent of its expected senior credit facility of $110.0 million.  The credit maximum is expected to decrease from $135.0 million to $110.0 million after the Trust’s Bank Syndicate completes its borrowing base review in May 2009.  The borrowing base review is expected to result in Enterra’s reserves supporting a borrowing base $110.0 million at this time based on current commodity prices, which are significantly lower than the prices used when the credit facility was first negotiated in May 2008.  Year over year, Enterra has a much improved balance sheet and management has confidence that the Trust has sufficient cash and adequate availability in its debt facility to manage through the current uncertain economic environment.

The economic challenges we face also represent opportunities for well capitalized companies to acquire assets accretively.  As a result of our very successful debt reduction program we are in a position to have the financial flexibility to exploit strategic asset purchases or possibly even corporate acquisitions at prices which are below the costs of drilling many of our internal opportunities.  We have established a proactive approach to identifying accretive and complementary acquisitions to augment our production and reserves bases over time.

From the start of January 2009, our unit price had appreciated by more than 100 percent to the end of April 2009.  During that time our units have outperformed all those companies we consider to be peers in the 5,000 to 15,000 boe/d production level.  Assuming the capital markets continue to maintain a higher unit price for Enterra, this does enhance our financial position as we seek to identify and potentially complete any acquisition.  Enterra’s units had been trading at extremely low multiples compared with most of its peer group.  We believe this price appreciation has moved our unit price closer to an average of our peers in terms of various trading multiples including debt to funds flow from operations, valuations per flowing barrel and production and enterprise value per unit.

In late December 2008, Enterra announced that it had received notification regarding its "below criteria" status with respect to the continued listing requirements of the NYSE (ENT: NYSE).  Enterra was required to submit a business plan directed at regaining compliance with both the US$1.00 average closing price and the minimum US$75 million market capitalization criteria.  This business plan was submitted by the Trust and the NYSE has confirmed its acceptance.  The recent movement in our unit price has definitely aided our efforts to move the units back to a compliant listing status and we remain committed to maintaining dual US and Canadian listings for the foreseeable future.

Q1 2009

ENTERRA ENERGY TRUST
MESSAGE TO UNITHOLDERS

Operationally, Enterra’s production averaged 9,968 boe/d for the quarter, representing a small decrease from the 10,028 boe/d average production recorded in Q4 2008.  Oil and natural gas liquids (NGLs) represented approximately 42 percent of production, an increase from 37 percent at the end of 2008 and we anticipate this percentage to increase somewhat as certain conditions of marketing contracts in Oklahoma kick in which result in higher NGL sales volumes.  Enterra has higher proportionate oil and NGLs production than many of its peer group.  We believe that this balance is an important differentiating factor for Enterra’s unitholders.  Natural gas prices were weak during the quarter, and through the first month of Q2 2009 with prices now sitting at below $4/mcf, while oil prices have rallied considerably from the mid-$30 per barrel range we saw at the end of 2008 to levels of around $50 per barrel in mid-May.  And, as a result, our balanced production profile has protected our cash flow to some extent.  Our funds from operations for the quarter were $17.9 million or $0.29 per unit.  This represents a reduction in funds flow from operations compared with Q4 2008 of approximately $5 million and this is the direct result of much lower realized average commodity prices in Q1 2009.

Going forward, very low natural gas prices are expected to continue in North America for some time as the market digests substantial increases in supply from new unconventional sources of natural gas in the USA, and a reduction in demand during global economic recession.  But, as I’ve stated before, as an executive team, we continue to challenge ourselves to maximize the impact of every dollar we spend and, with defined costs of production, we are carefully considering the short term economic viability of some of our natural gas production.  We are unwilling to invest in those operating areas where we are unable to produce natural gas economically.  Consequently, as is the case with most of our peers, we have reduced our development programs considerably to manage within reduced cash flow, and to avoid taking on additional debt.  As a consequence, we are unlikely to replace reserves during 2009 by focusing only on internal drilling opportunities.

Despite economic and commodity pricing challenges, I am encouraged that Enterra has the flexibility to exploit the opportunities presented by difficult markets.  This is a function not only of a stronger balance sheet than we’ve had for many quarters, but also of our team which is committed to growing the Trust with fiscal accountability and operational discipline.  I’d like to thank that team for their continued efforts as we consolidate and deliver on Enterra’s corporate, financial and operational methodologies, ethics and business plan.  I’d also like to convey my gratitude for the guidance of our experienced board of directors.  And, I’d like to express my appreciation to the unitholders for their continued commitment to Enterra and patience with a challenging commodity pricing environment, volatile capital markets and difficult economic conditions.

Sincerely,

Don Klapko
President & Chief Executive Officer
May 15, 2009

Q1 2009

ENTERRA ENERGY TRUST
MANAGEMENT DISCUSSION AND ANALYSIS

INTRODUCTION:  The following is Management’s Discussion and Analysis (“MD&A”) of Enterra Energy Trust (“the Trust” or “Enterra”) for the three-month period ended March 31, 2009.  This MD&A should be read in conjunction with the MD&A and consolidated financial statements, together with the accompanying notes, of the Trust for the years ended December 31, 2008 and 2007, as well as the unaudited interim consolidated financial statements, together with the accompanying notes of the Trust for the three-month period ended March 31, 2009.  All amounts are stated in Canadian dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) except where otherwise indicated.  This commentary is based on information available to, and is dated, May 15, 2009.

CONVERSION:  Natural gas volumes recorded in thousand cubic feet (“mcf”) are converted to barrels of oil equivalent (“boe”) using the ratio of six (6) thousand cubic feet to one (1) barrel of oil (“bbl”).  Boe’s may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.

NON-GAAP TERMS:  This document contains the terms “funds from operations”, “working capital” and “cash flow netback”, which are non-GAAP terms.  The Trust uses these measures to help evaluate its performance.  The Trust considers funds from operations a key measure for the ability of the Trust to repay debt and to fund future growth through capital investment.  The term should not be considered as an alternative to, or more meaningful than, cash provided by operating activities as determined in accordance with GAAP as an indicator of performance.  The Trust considers cash flow netback a key measure for the ability of the Trust to analyze its operations.  The term should not be considered as an alternative to, or more meaningful than, net income or net loss as determined in accordance with GAAP as an indicator of performance. Funds from operations, working capital and cash flow netback, as determined by the Trust may not be comparable to that reported by other companies.  The reconciliation of funds from operations to cash provided by operating activities and of cash flow netback to net income or net loss can be found in the non-GAAP financial measures section of this MD&A.  The working capital calculations can be found in the liquidity and capital resources section of the MD&A.

This MD&A also contains other terms such as net debt and operating netbacks which are not recognized measures under GAAP.  Management believes these measures are useful supplemental measures of firstly, the total amount of current and long-term debt and secondly, the amount of revenues received after transportation, royalties and operating costs.  Readers are cautioned, however that these measures should not be construed as an alternative to other terms such as current and long-term debt or net income determined in accordance with GAAP as measures of performance.  Enterra’s method of calculating these measures may differ from other entities, and accordingly, may not be comparable measures used by other trusts or companies.

FORWARD-LOOKING STATEMENTS:  Certain information contained herein may contain forward-looking statements including management’s assessment of future plans and operations, drilling plans and timing thereof, expected production increases from certain projects and the timing thereof, the effect of government announcements, proposals and legislation, plans regarding wells to be drilled, expected or anticipated production rates, expected exchange rates, distributions and method of funding thereof, proportion of distributions anticipated to be taxable and non-taxable, anticipated borrowing base under credit facility, maintenance of productive capacity and capital expenditures and the nature of capital expenditures and the timing and method of financing thereof, may constitute forward-looking statements under applicable securities laws and necessarily involve risks.  All statements other than statements of historical facts contained in this MD&A are forward-looking statements.  The words “believe”, “may”, “will”, “estimate”, “continue”, “anticipate,” “intend”, “should”, “plan”, “expect” and similar expressions, as they relate to the Trust, are intended to identify forward-looking statements.  The Trust has based these forward-looking statements on the current expectations and projections about future events and financial trends that the Trust believes may affect its financial condition, results of operations, business strategy and financial needs.

These forward-looking statements are subject to uncertainties, assumptions and a number of risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources.  The recovery and reserve estimates of Enterra’s reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered.  Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Trust.  In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the

Q1 2009

ENTERRA ENERGY TRUST
MANAGEMENT DISCUSSION AND ANALYSIS

impact of increasing competition; the general stability of the economic and political environment in which the Trust operates; the timely receipt of any required regulatory approvals; the ability of the Trust to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator  of the projects which the Trust has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Trust to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisitions, development and exploration; the timing and cost of pipeline, storage and facility construction and expansion and the ability of the Trust to secure adequate reasonably priced transportation; future commodity oil and gas prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Trust operates; and the ability of the Trust to successfully market its oil and natural gas products.  Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used.  As a consequence, actual results may differ materially from those anticipated in the forward-looking statements.  Additional information on these and other factors could effect Enterra’s operations and financial results are included in reports on file with the Canadian and United States regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), or the EDGAR website (www.sec.gov/edgar.shtml), or at Enterra’s website (www.enterraenergy.com).  Furthermore, the forward-looking statements contained herein are made as at the date hereof and Enterra does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of the new information, future events or otherwise, except as may be required by applicable securities law.  Other sections of this MD&A may include additional factors that could adversely affect the business and financial performance.  The Trust operates in a very competitive and rapidly changing business environment.  New risk factors emerge from time to time and it is not possible for management to predict all risk factors, nor can the Trust assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.  The reader should not rely upon forward-looking statements as predictions of future events or performance.  The Trust cannot provide assurance that the events and circumstances reflected in the forward-looking statements will be achieved or occur.  Although the Trust believes that the expectations reflected in the forward-looking statements are reasonable, the Trust cannot guarantee future results, levels of activity, performance or achievements.

The reader is further cautioned that the preparation of financial statements in accordance with GAAP requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses.  Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data.  These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

CORPORATE PROFILE

Enterra is an exploration and production oil and gas trust based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Enterra’s trust units are listed on the New York Stock Exchange (ENT) and Enterra’s trust units and convertible debentures are listed on the Toronto Stock Exchange (ENT.UN, ENT.DB and ENT.DB.A).

The Trust’s portfolio of oil and gas properties is geographically diversified with producing properties located principally in Alberta, British Columbia, Saskatchewan and Oklahoma.  Production during Q1 2009 was comprised of approximately 58% natural gas and 42% crude oil and natural gas liquids (“NGL”).  For 2009, production is expected to be approximately 47% oil and NGL and 53% natural gas due to new marketing contracts that recognize more value for the natural gas liquids in the production stream.

With recent commodity price declines management is evaluating the best use of cash flows and adjusting capital spending, debt reduction plans and other objectives as necessary to ensure sufficient cash is available to manage through these uncertain times.  Management expects commodity prices to recover in late 2009 and has made plans to manage through this period of economic uncertainty.

Q1 2009

ENTERRA ENERGY TRUST
MANAGEMENT DISCUSSION AND ANALYSIS

HIGHLIGHTS

	Three months ended March 31			Year ended December 31
Q1 2009 Financial and Operations Summary (in thousands of Canadian dollars except for volumes, percentages and per unit and boe amounts)	2009	2008	Change	2008
FINANCIAL
Revenue before mark-to-market adjustment (1)	41,889	60,314	(31%)	255,268
Funds from operations (1)	17,915	24,256	(26%)	107,345
Per unit – basic (2) ($)	0.29	0.39		1.74
Per unit – diluted (2) ($)	0.29	0.39		1.70
Net income (loss)	(8,498)	(1,907)		7,061
Per unit – basic (2) ($)	(0.14)	(0.03)		0.11
Per unit – diluted (2) ($)	(0.14)	(0.03)		0.11
Total assets	567,510	566,976		587,018
Net debt (3)	39,119	110,604		52,389
Convertible debentures	113,845	112,105		113,420
Unitholders’ equity	298,040	228,597		294,416
SHARES AND UNITS OUTSTANDING
Weighted average units outstanding – basic (2) (000s)	62,201	61,436		61,661
Weighted average units outstanding – diluted (2) (000s)	62,201	61,436		63,012
Units outstanding at period end (2) (000s)	62,218	61,436		62,159
PRODUCTION
Average daily production
Oil and NGL (bbls per day)	4,208	4,023	5%	3,756
Gas (mcf per day)	34,557	41,227	(16%)	39,162
Total (boe per day)	9,968	10,894	(9%)	10,283
Exit production
Oil and NGL (bbls per day)	3,891	3,876	0%	4,250
Gas (mcf per day)	34,198	40,118	(15%)	33,321
Total (boe per day)	9,591	10,562	(9%)	9,804
Average sales price
Oil and NGL ($ per bbl)	40.22	84.61	(52%)	92.05
Gas ($ per mcf)	4.78	8.15	(41%)	8.98
Cash flow netback (1) ($ per boe)
Revenue (4)	46.69	60.84	(23%)	67.83
Royalties	7.25	13.22	(45%)	15.50
Production expenses	12.61	13.84	(9%)	14.80
Transportation expenses	0.54	0.46	17%	0.66
Operating netback	26.29	33.32	(21%)	36.87
General and administrative	3.99	4.64	(14%)	4.21
Cash interest expense	2.34	4.16	(44%)	4.04
Other cash costs	(0.01)	0.05	(120%)	0.10
Cash flow netback	19.97	24.47	(18%)	28.52
(1)	Revenues before mark-to-market adjustment, funds from operations and cash flow netback are non-GAAP financial measures. Please refer to “Revenues” and “Non-GAAP Financial Measures”.
(2)	See note 6 in Notes to Financial Statements.
(3)	Net debt is a non-GAAP term and includes total bank debt, long-term receivables, current assets and current liabilities (excluding commodity contracts and future income taxes).
(4)	Price received excludes unrealized mark-to-market gain or loss.

Q1 2009

ENTERRA ENERGY TRUST
MANAGEMENT DISCUSSION AND ANALYSIS

QUARTERLY FINANCIAL INFORMATION (in thousands of Canadian dollars except for per unit amounts)

	2009	2008				2007
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues before mark-to-market adjustment	41,889	55,923	68,026	71,004	60,315	53,048	57,677	58,645
Funds from operations	17,915	23,636	27,865	31,588	24,256	12,454	21,592	19,697
Income (loss) before taxes	(12,864)	13,497	24,218	(16,366)	(9,457)	(55,618)	(41,227)	(8,173)
Net income (loss)	(8,498)	5,907	14,916	(11,855)	(1,907)	(39,483)	(47,681)	7,878
Net income (loss) per unit basic ($)	(0.14)	0.10	0.24	(0.19)	(0.03)	(0.64)	(0.78)	0.13
Net income (loss) per unit diluted ($)	(0.14)	0.09	0.23	(0.19)	(0.03)	(0.64)	(0.78)	0.13
Distributions declared per unit (US$)	-	-	-	-	-	-	0.12	0.18

The net loss in Q1 2009 is mainly due to the decreasing commodity prices for oil and natural gas.  The loss in Q2 2008 was mainly due to the unrealized loss on the commodity contracts as a result of the high commodity prices which subsequently reversed during the second half of 2008 which resulted in an increase in net income for Q3 2008 and Q4 2008.  The net losses in Q4 2007 and Q3 2007 were due to ceiling test and goodwill impairment losses that were recorded in the periods.  Enterra’s revenue and income, like others in the oil and gas industry, are driven by the prices of oil and natural gas.

OVERALL PERFORMANCE

Enterra has made additional progress in reducing bank indebtedness during the quarter to $80.0 million as at March 31, 2009 compared to $95.5 million at the beginning of the year through prudent management of capital expenditures and other expenses.  As at March 31, 2009, the borrowing capacity of Enterra’s credit facility was $135.0 million and the second-lien credit facility was $9.0 million which has not been drawn.  The Trust’s Bank Syndicate is currently in the process of a borrowing base review and Enterra believes that its reserves would support a borrowing base of $110.0 million which is $30.0 million above the borrowed amount at March 31, 2009.  The current credit facility, in addition to the funds generated from operations provides Enterra with sufficient flexibility to continue with its stated objective of conservative capital reinvestment.

Average production decreased by 9% to 9,968 boe per day in Q1 2009 from 10,894 boe per day in Q1 2008.  The decline in average production was primarily due to the sale of properties which closed during the first half of 2008.  Enterra exited the quarter with sales volumes of approximately 9,591 boe per day which was hampered by poor weather conditions in Oklahoma during the latter part of March.

Overall, oil prices received in Q1 2009 decreased 52% to $40.22 per barrel from $84.61 per barrel in Q1 2008.  Gas prices received in Q1 2009 decreased 41% to $4.78 per mcf from $8.15 per mcf in Q1 2008.  Production expenses, excluding non-cash expenses, in Q1 2009 decreased 9% to $12.61 per boe compared to $13.84 per boe in Q1 2008.

G&A expenses in Q1 2009 decreased 14% to $3.99 per boe from $4.64 per boe in Q1 2008.  Interest expenses decreased 48% to $2.5 million in Q1 2009 compared to $4.9 million in Q1 2008 due to the combined effect of lower average borrowings on bank facilities and the decline in borrowing rates.

The overall impact was that funds from operations in Q1 2009 decreased by 26% to $17.9 million from $24.3 million in Q1 2008 and decreased 24% from $23.6 million in Q4 2008.  The net loss for the three months ended March 31, 2009 was $8.5 million compared to a loss of $1.9 million from Q1 2008.

Q1 2009

ENTERRA ENERGY TRUST
MANAGEMENT DISCUSSION AND ANALYSIS

SALES VOLUMES

Production
	Three months ended March 31
	2009	2008	Change
Daily sales volumes – average
Oil & NGL (bbls per day)	4,208	4,023	5%
Natural gas (mcf per day)	34,557	41,227	(16%)
Total (boe per day)	9,968	10,894	(9%)

Daily sales volumes – exit rate
Oil & NGL (bbls per day)	3,891	3,876	0%
Natural gas (mcf per day)	34,198	40,118	(15%)
Total (boe per day)	9,591	10,562	(9%)

Sales volumes mix by product
Oil & NGL	42%	37%
Natural gas	58%	63%
	100%	100%

Average production for Q1 2009 decreased 9% to 9,968 boe per day from 10,894 boe per day in Q1 2008.  The decline in average production was due primarily to the sale of properties in early 2008.  Q1 2009 production was relatively flat compared to Q4 2008 production of 10,028 boe per day.

Average production during Q1 2009 consisted of 4,208 boe per day of oil and NGLs and 34,557 mcf per day of natural gas, resulting in a mix of 42% oil and NGL and 58% natural gas.  Enterra exited Q1 2009 with production of 9,591 boe per day.  As a result of renegotiated marketing contracts for a portion of the U.S. natural gas production under which Enterra receives a direct portion of the natural gas liquids extracted from the gas stream, the 2009 production mix is expected to be about 47% oil and natural gas liquids and 53% natural gas.

In Q1 2009, Enterra drilled 3 (0.7 net) gas wells and 1 (1.0 net) salt water disposal well resulting in a success rate of 100%.  All wells, except the salt water disposal well, in Oklahoma were drilled by a joint venture partner under an area farmout agreement that resulted in the joint venture partner paying 100% of the drilling and completion costs in exchange for 70% working interest.

Q1 2009

ENTERRA ENERGY TRUST
MANAGEMENT DISCUSSION AND ANALYSIS

Production by Geographic Area
	Three months ended March 31, 2009
	Canada	U.S.
Daily sales volumes – average
Oil & NGL (bbls per day)	2,704	1,504
Natural gas (mcf per day)	13,227	21,329
Total (boe per day)	4,909	5,059

Daily sales volumes - exit rate
Oil & NGL (bbls per day)	2,622	1,269
Natural gas (mcf per day)	14,418	19,780
Total (boe per day)	5,025	4,566

Sales volumes mix by product
Oil & NGL	55%	30%
Natural gas	45%	70%
	100%	100%

Canadian Operations

Production in Canada of 4,909 boe per day for Q1 2009 was down 22% compared to Q1 2008 production of 6,284 boe per day due to the asset disposition program in the first half of 2008.  Q1 2009 production decreased 10% from Q4 2008 production of 5,445 boe per day due to the downward pressure on commodity pricing, numerous wells that needed workovers were not economically justifiable and thus remained shut-in awaiting price recovery.

U.S. Operations

Production in the United States of 5,059 boe per day for Q1 2009 was 10% higher compared to Q1 2008 production of 4,610 boe per day due to the additional wells drilled during the remainder of 2008.  Q1 2009 production was 10% higher than Q4 2008 production of 4,583 boe per day due to additional wells drilled during the quarters and the effect of new marketing contracts for NGLs.  The Q1 2009 exit rate for the U.S. was 4,566 boe per day which was lower than the Q1 2009 average production rate due to adverse weather conditions in Oklahoma during the quarter-end.

COMMODITY PRICING

Pricing Benchmarks
	Three months ended March 31
	2009	2008	Change
WTI (US$ per bbl)	43.08	97.90	(56%)
Average exchange rate: US$ to Cdn$1.00	0.81	1.00	(19%)
WTI (Cdn$ per bbl)	53.42	97.90	(45%)
AECO daily index (Cdn$ per GJ)	4.66	7.49	(38%)
NYMEX (US$ per mmbtu)	4.86	8.07	(40%)

West Texas Intermediate (“WTI”) is a standard benchmark for the price of oil and is expressed in U.S. dollars per barrel.  The price of natural gas in the United States is benchmarked on the New York Mercantile Exchange (“NYMEX”) and expressed in U.S. dollars per million British Thermal Units (“mmbtu”).  In Western Canada the benchmark is the price at the AECO hub (a storage and pricing hub for Canadian natural gas market) and is priced in Canadian dollars per gigajoule (“GJ”).  For the purposes of financial reporting, Enterra expresses its realized prices for oil and gas in Canadian dollars.

Q1 2009

ENTERRA ENERGY TRUST
MANAGEMENT DISCUSSION AND ANALYSIS

Benchmark oil prices for Q1 2009 decreased 56% to an average of US$43.08 per bbl WTI from US$97.90 per bbl WTI in Q1 2008 but the price decrease was off-set by the weakening of the Canadian dollar which averaged US$0.81 per Canadian dollar during Q1 2009 compared to US$1.00 per Canadian dollar during Q1 2008.

Benchmark natural gas prices for Q1 2009 on the NYMEX decreased to an average of US$4.86 per mmbtu from US$8.07 per mmbtu in Q1 2008.  In Canada, AECO pricing also decreased averaging $4.66 per GJ during Q1 2009 compared to $7.49 during Q1 2008.

Average Commodity Prices Received
	Three months ended March 31
	2009	2008	Change
Oil (1) (Cdn$ per bbl)	40.22	84.61	(52%)
Natural gas (Cdn$ per mcf)	4.78	8.15	(41%)
Oil commodity contract settlements (Cdn$ per bbl)	8.63	(6.20)	(239%)
Natural gas commodity contract settlements (Cdn$ per mcf)	2.74	0.27	915%
Combined oil (1) (Cdn$ per bbl)	48.85	78.41	(38%)
Combined natural gas (Cdn$ per mcf)	7.52	8.42	(11%)
Total (2) (Cdn$ per boe)	46.69	60.84	(23%)
(1)	Includes NGL and sulphur revenue.
(2)	Price received excludes unrealized mark-to-market gain or loss.

The Q1 2009 average price received for oil by Enterra, net of commodity contract settlements, decreased 38% to $48.85 per bbl from $78.41 per bbl in Q1 2008.  The Q1 2009 average price received for natural gas, net of commodity contract settlements, decreased 11% to $7.52 per mcf from $8.42 per mcf in Q1 2008.

REVENUES

Revenues (in thousands of Canadian dollars except for percentages)
	Three months ended March 31
	2009	2008	Change
Oil and NGL	18,503	28,706	(36%)
Natural gas	23,386	31,608	(26%)
Revenue before mark-to-market adjustments (1)	41,889	60,314	(31%)
Unrealized mark-to-market loss on commodity contracts	(5,023)	(6,811)	(26%)
Oil and natural gas revenues	36,866	53,503	(31%)
(1)            Non–GAAP measure.

Revenues by Geographic Area (in thousands of Canadian dollars)
	Three months ended March 31, 2009
	Canada	U.S.
Oil and NGL	13,345	5,158
Natural gas	14,382	9,004
Revenue before mark-to-market adjustments (1)	27,727	14,162
Unrealized mark-to-market loss on commodity contracts	(5,023)	-
Oil and natural gas revenues	22,704	14,162
(1)	Non–GAAP measure.

Natural gas revenues for Q1 2009 decreased 26% from Q1 2008 to $23.4 million which was the result of an 11% decrease in the sales price of natural gas received and a 16% decrease in production volumes when compared to Q1 2008.  Oil and NGL revenues for Q1 2009 decreased 36% from Q1 2008 to $18.5 million which was the result of a 38% decrease in the sales price for oil and NGL received offset by a 5% increase in production volumes when compared to Q1 2008.

Q1 2009

ENTERRA ENERGY TRUST
MANAGEMENT DISCUSSION AND ANALYSIS

Unrealized mark-to-market loss on commodity contracts decreased to $5.0 million for Q1 2009 compared to a loss of $6.8 million in Q1 2008.  The Q1 2009 unrealized mark-to-market loss on commodity contracts was a result of the expiration of several commodity contracts during Q1 2009 that were in place at the beginning of the quarter.  During Q1 2009, the actual realized gain for commodity price contracts was $11.8 million compared to a loss of $1.2 million in Q1 2008.

COMMODITY CONTRACTS

The Trust has a formal risk management policy which permits management to use specified price risk management strategies for up to 50% of its projected gross crude oil, natural gas and NGL production including fixed price contracts, costless collars and the purchase of floor price options and other derivative instruments to reduce the impact of price volatility and ensure minimum prices for a maximum of 24 months beyond the current date.  The program is designed to provide price protection on a portion of the Trust’s future production in the event of adverse commodity price movement, while retaining significant exposure to upside price movements.  By doing this the Trust seeks to provide a measure of stability and predictability of cash inflows.

The mark-to-market value of the commodity contracts is determined based on the quoted market price as at March 31, 2009 that was obtained from the counterparty to the economic hedge.  Enterra then evaluates the reasonability of this price in comparison to the value of other commodity contracts it currently owns as well as recently quoted prices received from other counterparties for various commodity contracts.  The Trust deals with several counterparties to diversify the risks associated with having all commodity contracts with only one counterparty.  The credit worthiness of each counterparty is assessed at the time of purchase of each financial instrument and is regularly assessed based on any new information regarding the counterparty.  The current commodity contracts held by Enterra all mature during 2009 and based on Enterra’s assessment the counterparties are believed to be creditworthy.

At March 31, 2009, the following financial derivatives and fixed price contracts were outstanding:

Derivative Instrument	Commodity	Price	Volume (per day)	Period
Fixed	Gas	5.01 (US$/mmbtu)	3,000 mmbtu	April 1, 2009 – October 31, 2009
Fixed	Gas	5.015 ($/GJ)	2,000 GJ	April 1, 2009 – October 31, 2009
Fixed Basis Differential (1)	Gas	Differential Fixed @ $1.08 US$/mmbtu	3,000 mmbtu	April 1, 2009 – October 31, 2009
Fixed Basis Differential (1)	Gas	Differential Fixed @ $1.10 US$/mmbtu	3,000 mmbtu	April 1, 2009 – December 31, 2009
Fixed	Gas	4.50 ($/GJ)	2,000 GJ	April 1, 2009 – December 31, 2009
Fixed	Gas	4.6725 (US$/mmbtu)	3,000 mmbtu	April 1, 2009 – December 31, 2009

Fixed	Oil	50.00 (US$/bbl)	250 bbl	April 1, 2009 – June 30, 2009
Fixed	Oil	50.35 (US$/bbl)	200 bbl	July 1, 2009 – September 30, 2009
Fixed	Oil	65.00 ($/bbl)	300 bbl	July 1, 2009 – September 30, 2009
Floor	Oil	72.00 (US$/bbl)	1,000 bbl	January 1, 2009 – December 31, 2009
Sold Call	Oil	91.50 (US$/bbl)	500 bbl	July 1, 2009 – December 31, 2009
(1)	NYMEX / Southern Star (Oklahoma) 2009 basis differential.

Q1 2009

ENTERRA ENERGY TRUST
MANAGEMENT DISCUSSION AND ANALYSIS

Enterra had the following physical contracts outstanding as at March 31, 2009:

Fixed purchase	Power (Alberta)	62.90 (Cdn$/Mwh)	72 Mwh	July 1, 2007 – December 31, 2009

As at March 31, 2009 the above commodity contracts had a net mark-to-market asset position of $8.8 million which decreased $5.5 million from the December 31, 2008 balance of $14.3 million.  This change relates primarily to the expiration of several gas commodity contracts.

ROYALTIES

Royalties include crown, freehold and overriding royalties, production taxes and wellhead taxes.  Royalties vary depending on the jurisdiction, volumes that are produced, total volumes sold and the price received for the sales. Overall, royalties decreased in Q1 2009 compared to Q1 2008 due to lower commodity prices and changes in the Alberta royalty regime.  Under Alberta’s new royalty regime the oil crown royalty is dependent on price and as a result the royalty as a percentage of revenue has decreased.  As a percentage of revenue before mark-to-market adjustments, royalties were 16% for Q1 2009 and 22% for Q1 2008.

Royalties (in thousands of Canadian dollars except for percentages and per boe amounts)
	Three months ended March 31
	2009	2008	Change
Royalties	6,501	13,104	(50%)
As a percentage of revenues before mark-to-market adjustments	16%	22%
Royalties per boe ($)	7.25	13.22	(45%)

Royalties by Geographic Area (in thousands of Canadian dollars except for percentages and per boe amounts)
	Three months ended March 31, 2009
	Canada	U.S.
Royalties	3,158	3,343
As a percentage of revenues before mark-to-market adjustments	11%	24%
Royalties per boe ($)	7.15	7.34

In late October 2007, the Alberta provincial government announced a new oil and gas royalty regime to take effect January 1, 2009.  Enterra now incorporates the new royalty scheme into its Alberta-based economic analysis prior to pursuing opportunities in the province.  During Q1 2009, approximately 27% of the Trust’s production came from Alberta.

Royalties in Q1 2009 decreased 50% to $6.5 million from $13.1 million in Q1 2008 primarily as a result of the lower prices received for oil and natural gas during the course of the quarter.  Q1 2009 royalties decreased 36% compared to Q4 2008 royalties of $10.2 million also due to lower commodity prices.

Q1 2009

ENTERRA ENERGY TRUST
MANAGEMENT DISCUSSION AND ANALYSIS

PRODUCTION EXPENSE

Production Expense (in thousands Canadian dollars except for percentages and per boe amounts)
	Three months ended March 31
	2009	2008	Change
Production expense	11,813	13,469	(12%)
Non-cash gain (loss) from power contracts	(504)	246	(305%)
Cash production costs	11,309	13,715	(18%)
Production expense per boe ($)	13.17	13.59	(3%)
Non-cash gain (loss) from power contracts per boe ($)	(0.56)	0.25	(324%)
Cash production costs per boe ($)	12.61	13.84	(9%)

In Q1 2009, cash production costs decreased 9% to $12.61 per boe compared to $13.84 per boe in Q1 2008 and decreased 24% compared to $16.55 per boe in Q4 2008.

Production Expense by Geographic Area (in thousands except for per boe amounts)
	Three months ended March 31, 2009
	Canada	U.S.
Cash production costs	6,955	4,354
Cash production costs per boe ($)	15.74	9.56

Canadian Operations

In Canada, Q1 2009 cash production costs decreased by 27% to $7.0 million from $9.6 million in Q1 2008 on an overall cost basis, but on a per boe basis they decreased by 6% to $15.74 per boe versus $16.78 per boe in Q1 2008.  The decrease in production expenses per boe from Q1 2008 is due to a combination of fewer workovers performed in the lower price environment and fewer producing wells due to the dispositions undertaken in the first half of 2008.  Q1 2009 production costs decreased by 11% compared to Q4 2008 production of $17.61 per boe due to a combination of fewer workovers performed in the lower price environment and additional property taxes paid in Q4 2008.

U.S. Operations

Cash production costs for the U.S. assets in Q1 2009 decreased 3% to $9.56 per boe from a Q1 2008 average of $9.83 per boe.  Cash production costs decreased 37% in Q1 2009 compared to $15.28 per boe in Q4 2008.  The Q1 2009 decrease in costs from Q4 2008 is a result of a significant number of pump replacements required during Q4 2008 that were not required during Q1 2009.

TRANSPORTATION EXPENSE

Transportation expense is a function of the point of legal transfer of the product and is dependent upon where the product is sold, production split, location of properties as well as industry transportation rates that are driven by supply and demand of available transport capacity.

Transportation Expense (in thousands of Canadian dollars except for percentages and per boe amounts)
	Three months ended March 31
	2009	2008	Change
Transportation expense	480	442	9%
Transportation expense per boe ($)	0.54	0.46	17%

Q1 2009 transportation costs increased 9% to $0.54 per boe from $0.46 per boe in Q1 2008.  Q1 2009 transportation expenses decreased 25% compared to $0.72 per boe in Q4 2008.  Transportation expense has varied primarily due to changing industry costs over time.

Q1 2009

ENTERRA ENERGY TRUST
MANAGEMENT DISCUSSION AND ANALYSIS

GENERAL AND ADMINISTRATIVE EXPENSE

General and administrative expense (“G&A”) decreased by 22% in Q1 2009 compared to Q1 2008 on a total dollar basis and decreased by 14% on a per boe basis.

General and Administrative Expense (in thousands of Canadian dollars except for percentages and per boe amounts)
	Three months ended March 31
	2009	2008	Change
Gross G&A expense	5,188	5,162	1%
Capitalized	(542)	(210)	158%
Recoveries	(1,064)	(352)	202%
G&A expense	3,582	4,600	(22%)
G&A expense per boe ($)	3.99	4.64	(14%)

For Q1 2009, G&A costs were $3.99 per boe compared to $4.64 per boe in Q1 2008, a 14% decrease primarily due to implementing cost reduction plans.

INTEREST EXPENSE

Interest expense for Q1 2009 was $2.5 million which was comprised of interest on bank indebtedness of $0.6 million and interest on convertible debentures of $2.8 million less interest income of $0.9 million.

Interest Expense (in thousands of Canadian except for percentages and per boe amounts)
	Three months ended March 31
	2009	2008	Change
Cash interest expense on bank indebtedness, capital lease, and note payable	569	2,407	(76%)
Cash interest expense on convertible debentures	2,398	2,418	(1%)
Cash interest income	(864)	(704)	23%
Subtotal cash interest expense	2,103	4,121	(49%)
Non-cash interest expense on bank indebtedness, capital lease, and note payable	-	327	(100%)
Non-cash interest expense on convertible debentures	425	413	3%
Total interest expense	2,528	4,861	(48%)
Cash interest expense per boe on bank indebtedness, capital lease, and note payable ($)	0.63	2.43	(74%)
Cash interest expense per boe on convertible debentures ($)	2.67	2.44	9%
Cash interest income per boe ($)	(0.96)	(0.71)	35%
Total cash interest expense per boe ($)	2.34	4.16	(44%)

Interest expense during Q1 2009 on bank indebtedness decreased to $0.6 million compared to $2.7 million in Q1 2008 due to lower debt levels, declining Bank of Canada interest rates and lower interest rates that were negotiated under the June 25, 2008 revised credit facility agreement.  Enterra’s bank indebtedness balance at March 31, 2009 was $80.0 million compared to $95.5 million at the end of 2008.  Interest expense on bank indebtedness for Q1 2009, decreased by $2.2 million compared to Q1 2008 and by $0.7 million from Q4 2008.  The average interest rate on bank indebtedness for Q1 2009 was 2.7% and the rate as of May 15, 2009 is approximately 2.7%.

The interest expense on convertible debentures for Q1 2009 was relatively flat compared to Q1 2008 and Q4 2008.

Interest income for Q1 2009 increased to $0.9 million from $0.7 million in Q1 2008 and from $0.6 million in Q4 2008 due to the increased average balance of the long-term receivables during the quarter.

Q1 2009

ENTERRA ENERGY TRUST
MANAGEMENT DISCUSSION AND ANALYSIS

UNIT-BASED COMPENSATION EXPENSE

Unit-Based Compensation Expense (in thousands Canadian dollars except for percentages and per boe amounts)
	Three months ended March 31
	2009	2008	Change
Gross unit-based compensation expense	1,248	1,449	(14%)
Capitalized	(73)	-	100%
Unit-based compensation expense	1,175	1,449	(19%)
Unit-based compensation expense per boe ($)	1.31	1.46	(10%)

Non-cash unit-based compensation expense for Q1 2009 was $1.2 million compared to $1.4 million in Q1 2008 and $0.9 million in Q4 2008.

DEPLETION, DEPRECIATION AND ACCRETION (“DD&A”)

Depletion, Depreciation and Accretion (in thousands of Canadian dollars except for percentages and per boe amounts)
	Three months ended March 31
	2009	2008	Change
DD&A	23,641	24,855	(5%)
DD&A per boe ($)	26.35	25.07	5%

DD&A expenses decreased by 5% in Q1 2009 to $23.6 million compared to $24.9 million in Q1 2008 and decreased by 9% from $25.8 million in Q4 2008.  The decrease in DD&A expenses in Q1 2009 compared to Q1 2008 is caused by the reduced property, plant and equipment amounts primarily as a result of asset dispositions in the first half of 2008.  DD&A expenses on a boe basis increased to $26.35 in Q1 2009 by 5% from $25.07 per boe in Q1 2008 and decreased by 6% from $27.99 in Q4 2008.

Ceiling Test

Under Canadian GAAP, a ceiling test is applied to the carrying value of the property, plant and equipment and other assets.  The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties, and the cost of major development projects exceeds the carrying value.  When the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties, and the cost of major development projects.  When required the cash flows are estimated using expected future product prices and costs which are discounted using a risk-free interest rate.

Enterra completed ceiling test calculations for the Canadian and U.S. cost centers as at March 31, 2009 to assess the recoverability of costs recorded in respect of the petroleum and natural gas properties.  The ceiling test calculations did not result in a write down of the Canadian cost center or the U.S. cost center.

FOREIGN EXCHANGE

Foreign exchange for the three months ended March 31, 2009 was nominal compared to a loss of $0.2 million for Q1 2008 and a gain of $0.3 million for Q4 2008.  The foreign exchange gain for Q1 2009 is comprised of a realized gain of $0.4 million (loss of $0.3 million in Q1 2008) as a result of the application of the current rate method on the U.S. operations and a loss of $0.4 million (gain of $0.1 million in Q1 2008) as a result of the weakening of the Canadian dollar against the U.S. dollar in first quarter of 2009 for Enterra’s U.S. dollar denominated payments.

The foreign exchange sensitivity in note 8 of the financial statements indicates that for every $0.02 cent weakening of the Canadian dollar relative to the U.S. dollar, the benefit to the Trust is $0.2 million in pre-tax income; therefore, the weakening of the Canadian dollar relative to the U.S. dollar has had a positive impact on the Trust.

Q1 2009

ENTERRA ENERGY TRUST
MANAGEMENT DISCUSSION AND ANALYSIS

TAXES

Future income tax reduction for Q1 2009 was $4.4 million compared to a future income tax reduction of $7.7 million in Q1 2008.  The federal and provincial statutory rate was 29.2% at March 31, 2009 compared to an effective tax rate of 33.6%.  The primary reason for the variance in the effective tax rate and the statutory tax rate is the result of the non-deductible unit-based compensation and the difference between the U.S. and Canadian tax rates.

NET INCOME (LOSS)

Net loss in Q1 2009 was $8.5 million (loss of $0.14 per trust unit) compared to a loss of $1.9 million (loss of $0.03 per trust unit) in Q1 2008 and net income of $5.9 million ($0.10 per trust unit) in Q4 2008.  The net loss during the quarter is mainly due to decreases in prices for oil and natural gas.

NON-GAAP FINANCIAL MEASURES

Management uses certain key performance indicators (“KPIs”) and industry bench marks such as cash flow netback, funds from operations, working capital and net debt to analyze financial performance.  Management feels that these KPIs and benchmarks are key measures of profitability and overall sustainability for the Trust.  These KPIs and benchmarks as presented do not have any standardized meanings prescribed by Canadian GAAP and therefore may not be comparable with the calculation of similar measures presented by other entities.  All of the measures have been calculated on a basis that is consistent with previous disclosures.

Cash Flow Netback

Management uses cash flow netback to analyze operating performance.  Cash flow netback, as presented, is not intended to represent an alternative to net income (loss) or other measures of financial performance calculated in accordance with GAAP.  All references to cash flow netback throughout this MD&A are based on the reconciliation in the table below:

Cash Flow Netback (in thousand of Canadian dollars, except for per unit and per boe amounts)
	Three months ended March 31
	2009	2008
Net income (loss)	(8,498)	(1,907)
Future income tax expense (reduction)	(4,366)	(7,730)
Foreign exchange loss	10	284
Depletion, depreciation and accretion	23,641	24,855
Non-cash interest expense	425	740
Unit based compensation expense	1,175	1,449
Unrealized mark-to-market loss on commodity contracts	5,528	6,565
Funds from operations	17,915	24,256
Total volume (mboe)	897	991
Cash flow netback per boe (non-GAAP) ($)	19.97	24.47

Funds from Operations

Management uses funds from operations to analyze operating performance and leverage.  Funds from operations, as presented, is not intended to represent cash provided by operating activities nor should it be viewed as an alternative to cash provided by operating activities or other measures of financial performance calculated in accordance with GAAP.  All references to funds from operations throughout this MD&A are based on cash provided by operating activities, before changes in non-cash working capital, as reconciled in the table below:

Q1 2009

ENTERRA ENERGY TRUST
MANAGEMENT DISCUSSION AND ANALYSIS

Funds from Operations (in thousands of Canadian dollars)
	Three months ended March 31
	2009	2008
Cash provided by operating activities	21,792	13,229
Changes in non-cash working capital items	(4,207)	10,814
Asset retirement costs incurred	330	213
Funds from operations	17,915	24,256

In Q1 2009, funds from operations decreased by 26% from Q1 2008.  The decrease in funds from operations is primarily the result of lower commodity prices realized.

DISTRIBUTIONS

On September 17, 2007 Enterra suspended its monthly distributions in order to redirect its cash flow to the repayment of its outstanding debt.  In June 2008, Enterra stated that it would extend the distribution suspension until at least November 2008 and that under the current credit facility Enterra is restricted from paying distributions while it has the second-lien facility in place.  As a result, no distributions were paid in 2008.

Enterra continues to assess how cash flows generated from operations are used.  In light of the current economic uncertainty, Enterra has deferred capital spending and has increased its cash position and reduced debt.  Enterra will maintain a conservative approach during the early part of 2009 and assess how best to allocate cash between capital spending, debt repayment and distributions.

Enterra currently minimizes cash income taxes in corporate subsidiaries by maximizing deductions.  However, in future periods, there may be cash income taxes if deductions in the corporate entities are not sufficient to eliminate taxable income.  Taxability of Enterra was, until September 2007, passed on to unitholders in the form of taxable distributions.  Enterra anticipates that, commencing in 2011 new tax legislation that will subject the Trust to a tax in a manner similar to corporations will decrease the amount of cash available for distribution and thus reduce any potential cash distributions to unitholders.

CAPITAL EXPENDITURES

The following table represents the capital expenditures that were paid for with cash.

Capital Expenditures (in thousands of Canadian dollars except for percentages)
	Three months ended March 31
	2009	2008	Change
Capital expenditures	5,817	7,066	(18%)
Capital expenditures to be recovered (1)	3,402	2,308	47%
Amounts recovered under agreement	(3,449)	(777)	344%
Total	5,770	8,597	(33%)
(1)	Recovered under capital recovery agreement over 36 months after project completion.

During the quarter ended March 31, 2009, Enterra’s net capital expenditures were $5.8 million, of which Enterra spent $5.8 million in total capital expenditures.  Expenditures in Canada totaled $1.4 million.  The major components of these expenditures include:
•	$0.3 million on land and seismic acquisition;
•	$0.4 million related to well, facility and other equipment maintenance and;
•	$0.7 million related to the capitalization of certain G&A costs identified as attributable to exploration and development activities.

The capital expenditures in the U.S. that Enterra is solely responsible for totaled $4.4 million of which the major expenditures include:

Q1 2009

ENTERRA ENERGY TRUST
MANAGEMENT DISCUSSION AND ANALYSIS

•	$3.7 million on acquisitions of land for future development in Oklahoma and;
•	$0.7 million on capital enhancements.

During the quarter ended March 31, 2009, Enterra spent a total of $3.4 million related to a farmout and capital recovery agreement whereby the Trust recovers infrastructure costs incurred from a joint venture partner.  Infrastructure costs incurred in the U.S. under the capital recovery agreement were billed to the joint venture partner as the projects had reached the necessary stage of completion and became recoverable over a three-year period as specified in the agreement.  Interest is charged on the outstanding balance at 12% per annum and during Q1 2009 $0.9 million in interest was received under this agreement.

During the quarter ended March 31, 2009, Enterra received a total of $3.4 million of principal repayments under the capital recovery agreement.

Enterra accounts for its investment in its U.S. operations as a self-sustaining operation which means the capital assets associated with the U.S. operations (as well as all other balance sheet accounts for the U.S. operations) are subject to revaluation to the current exchange rate at each balance sheet date.  The result of this revaluation is a change in the carrying value of the U.S. assets from period to period, which is not a result of capital additions or disposals.

Enterra has commitments for the following payments over the next five years:

Financial Instrument – Liability
(in thousands of Canadian dollars)	2009	2010	2011	2012 – 2013	Total
Bank indebtedness (1)	-	80,000	-	-	80,000
Interest on bank indebtedness (2)	1,560	1,040	-	-	2,600
Convertible debentures	-	-	80,331	40,000	120,331
Interest on convertible debentures	9,726	9,726	9,726	1,650	30,828
Accounts payable & accrued liabilities	34,444	-	-	-	34,444
Office leases (3)	1,349	1,606	2,139	946	6,040
Vehicle and other operating leases	287	77	-	-	364
Total obligations	47,366	92,449	92,196	42,596	274,607
(1)  Assumes the credit facilities are not renewed on June 24, 2009.
(2)  Assumes an interest rate of 2.60% (the rate on March 31, 2009).
(3)  Future office lease commitments may be reduced by sublease recoveries totaling $1.5 million.

LIQUIDITY & CAPITAL RESOURCES

As an oil and gas producer Enterra has a declining asset base and therefore relies on ongoing development activities and acquisitions to replace production and add additional reserves.  The Trust’s future oil and natural gas production is highly dependent on Enterra’s success in exploiting its asset base and acquiring or developing additional reserves.

Development activities and acquisitions may be funded internally through cash flow or through external sources such as debt or the issuance of equity.  To the extent that cash flow is used to finance these activities, the cash available to distribute to unit holders is affected.  The Trust finances its operations and capital activities primarily with funds generated from operating activities, but also through the issuance of trust units, debentures and borrowing from its credit facility.  The amount of equity Enterra raises through the issuance of trust units depends on many factors including projected cash needs, availability of funding through other sources, unit price and the state of the capital markets.  The Trust believes its sources of cash, including bank debt, will be sufficient to fund its operations and anticipated capital expenditure program in 2009.  Enterra’s ability to fund its operations will also depend on operating performance and is subject to commodity prices and other economic conditions which may be beyond its control.  The Trust will monitor commodity prices and adjust the 2009 capital expenditure program accordingly to stay within its means.  Should external sources of capital become limited or unavailable, the Trust’s ability to make the necessary development expenditures and acquisitions to maintain or expand Enterra’s asset base may be impaired.

Enterra’s improved cash position and available credit facility has put the Trust in reasonably good shape to deal with the current economic uncertainties and management is confident in its ability to manage through this cycle.

Q1 2009

ENTERRA ENERGY TRUST
MANAGEMENT DISCUSSION AND ANALYSIS

Management believes that funds from operations are sufficient to meet its 2009 capital expenditure program and make interest payments on all debt.  Although management’s objective is to further reduce debt, the Trust does have unused credit facilities available should an appropriate opportunity present itself.

Enterra’s capital structure at March 31, 2009 is as follows:

	March 31, 2009		December 31, 2008
Capitalization (in thousand of Canadian dollars except percentages)	Amount	%	Amount	%
Debt
Bank indebtedness	80,000	40%	95,466	47%
Working capital (1) excluding bank indebtedness	(24,709)	(12%)	(23,767)	(12%)
Long-term receivable	(16,172)	(8%)	(19,310)	(9%)
Net debt	39,119	20%	52,389	26%
Convertible debentures	113,845	57%	113,420	56%
Trust units issued, at market	46,698	23%	38,341	18%
Total capitalization	199,662	100%	204,150	100%
(1)	Working capital excludes commodity contracts and future income taxes.

Bank Indebtedness

At March 31, 2009, the Trust’s bank indebtedness was $80.0 million a decrease of $15.5 million from $95.5 million at December 31, 2008.  The Trust has credit facilities with its banking syndicate that includes revolving and operating credit facilities which have a borrowing capacity of $135.0 million and a second-lien credit facility with a maximum of $9.0 million as of March 31, 2009.  The Trust’s Bank Syndicate is currently in the process of a borrowing base review and Enterra believes that its reserves would support a borrowing base of $110.0 million which is $30.0 million above the borrowed amount at March 31, 2009.  The second-lien facility is undrawn and declines by $3.0 million per quarter and terminates no later than October 1, 2009.

Enterra monitors capital using an interest coverage ratio that has been externally imposed as part of the credit agreement.  Enterra is required to maintain an interest coverage ratio greater than 3.00 to 1.00; this ratio is calculated as follows:

	As at
(in thousands of Canadian dollars except for ratios)	March 31, 2009	December 31, 2008
Interest coverage (1):
Cash flow over the prior four quarters	108,386	116,911
Interest expenses over the prior four quarters	15,078	18,088
Interest coverage ratio	7.19 : 1.00	6.46 : 1.00
(1)	Note these amounts are defined terms within the credit agreements.

Working Capital

The working capital deficiency has decreased from the beginning of the year due to Enterra’s reduction in expenditures and focus on debt reduction during 2009.

Enterra’s working capital excluding bank indebtedness increased by $0.9 million mainly due to a decrease in accounts payable of $3.5 million and an increase in prepaids of $0.4 million which were offset by a decrease in cash of $2.3 million and a decrease in accounts receivable of $0.7 million.

	As at
Working Capital (in thousands of Canadian dollars)	March 31, 2009	December 31, 2008
Working capital (deficiency)(1)	(55,291)	(71,699)
Working capital(1) excluding bank indebtedness	24,709	23,767
(1)	Working capital excludes commodity contracts and future income taxes.

Q1 2009

ENTERRA ENERGY TRUST
MANAGEMENT DISCUSSION AND ANALYSIS

Long-term Receivable

Enterra has a farm-out agreement with Petroflow Energy Ltd. (“JV Partner”), a public oil and gas company, to fund the drilling and completion costs of the undeveloped lands in Oklahoma.  The drilling and completion costs are recoverable from JV Partner and are accounted for as a capital lease, therefore, the capital costs incurred are not included in property, plant and equipment but are recorded as current and long-term receivables.  At March 31, 2009, the Trust’s long-term receivable was $16.2 million, a decrease of $3.1 million from $19.3 million at December 31, 2008.

Convertible Debentures

As at March 31, 2009, Enterra had $113.8 million of convertible debentures outstanding with a face value of $120.3 million.  The debentures have the following conversion prices:
•	ENT.DB – $9.25. Each $1,000 principal amount of ENT.DB debentures is convertible into approximately 108.108 Enterra trust units. Mature on December 31, 2011.
•	ENT.DB.A - $6.80. Each $1,000 principal amount of ENT.DB.A debentures is convertible into approximately 147.059 Enterra trust units. Mature on June 30, 2012.

As at March 31, 2009, Enterra has issued capital of 62.2 million trust units outstanding.  If all the outstanding convertible debentures were converted into units, a total of 76.8 million trust units would be outstanding.

RELATED PARTY TRANSACTIONS

In 2006 Enterra entered into a farm-out agreement with Petroflow Energy Ltd. (“JV Partner”), a public oil and gas company, to fund the drilling and completion costs of the undeveloped lands in Oklahoma.  Per the agreement, JV Partner pays 100% of the drilling and completion costs to earn 70% of Enterra’s interest in the well and Enterra is required to pay 100% of the infrastructure costs to support these wells, such as pipelines and salt water disposal wells.  The infrastructure costs paid by Enterra are recoverable from JV Partner over three years with interest charged at a rate of 12% per annum.  Infrastructure costs paid by Enterra are accounted for as a capital lease, therefore, the capital costs incurred are not included in property, plant and equipment but are recorded as current and long-term receivables.  The interest income on the long-term receivables is recorded as a reduction in interest expense.  The former Chief Executive Officer and former director of Enterra owned, directly and indirectly, approximately 16% of the outstanding shares of JV Partner during his tenure at Enterra.  A director of Enterra owns approximately 2% of the outstanding shares of JV Partner.  As at March 31, 2009, a total of $28.9 million, split between $12.7 million of trade receivables and $16.2 million of long-term receivables (December 31, 2008 – $8.6 million and $19.3 million, respectively), relate to infrastructure costs incurred by Enterra on behalf of JV Partner that are due from JV Partner.  For the three months ended March 31, 2009, $0.9 million of interest income was earned on the long-term receivables from JV Partner (Q1 2008 – $0.3 million).  In Q1 2009, $3.4 million of principal payments have been received (Q1 2008 – $0.8 million) and $3.4 million in capital expenditures are expected to be recovered under the farm-out agreement (Q1 2008 – $2.3 million).

Q1 2009

ENTERRA ENERGY TRUST
MANAGEMENT DISCUSSION AND ANALYSIS

TRUST UNIT INFORMATION

The Trust is capitalized through a combination of trust units and convertible debt.  The Trust also has a unit option plan, restricted unit plan, performance unit plan and warrants to purchase trust units outstanding.  The following table outlines outstanding equity instruments:

Outstanding Unit Data as at	May 14, 2009	March 31, 2009	December 31, 2008
Trust units	62,224,559	62,217,559	62,158,957
Trust unit options	997,000	1,012,000	1,042,000
Restricted units	2,222,253	2,211,784	2,279,786
Performance units	173,135	173,135	174,398
8.0% Convertible debentures ($1,000 per debenture)	80,331	80,331	80,331
8.25% Convertible debentures ($1,000 per debenture)	40,000	40,000	40,000

DISCLOSURE CONTROLS AND PROCEDURES OVER FINANCIAL REPORTING

There were no changes in our internal control over financial reporting during the quarter ended March 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

CHANGES IN ACCOUNTING POLICIES

New Canadian accounting standards related to business combinations have been issued which will require changes to the way business combinations are accounted.  The new standards broaden the scope of business combinations and require transaction costs to be expensed as incurred as well as require valuing all assets and liabilities and measuring consideration paid at the closing date.  The new Canadian standards are required for all business combinations occurring on or after January 1, 2011 although early adoption is allowed.  Enterra has not yet determined the impact on the financial position, results of operations or cash flows. Enterra has not determined if it will adopt this standard earlier than the required date.

International Financial Reporting Standards

In February 2008, the Canadian Institute of Chartered Accountants confirmed that Canadian GAAP for publicly accountable enterprises will be converted to International Financial Reporting Standards (IFRS) on January 1, 2011.  This change in GAAP will be effective for years beginning January 1, 2011.

In December 2007, the SEC announced that the U.S. GAAP reconciliations requirement will be waived for Foreign Private Issuers who file financial statements prepared in accordance with IFRS.

At this time, the Trust has appointed internal staff to lead the conversion project along with sponsorship from the senior leadership team to manage this transition and to ensure successful implementation within the required timeframe.  The Trust will provide disclosures of key elements of its plan and progress on the project as the information becomes available during the transition period.  Enterra is now assessing the impact of the conversion from Canadian GAAP to IFRS on its results of operations, financial position and disclosures and preparing a plan for implementation.

CRITICAL ACCOUNTING ESTIMATES

The Trust has continuously evolved and documented its management and internal reporting systems to provide assurance that accurate, timely internal and external information is gathered and disseminated.

The Trust’s financial and operating results incorporate certain estimates including:

Q1 2009

ENTERRA ENERGY TRUST
MANAGEMENT DISCUSSION AND ANALYSIS

•	estimated revenues, royalties and operating costs on production as at a specific reporting date but for which actual revenues and costs have not yet been received;
•	estimated capital expenditures on projects that are in progress;
•	estimated depletion, depreciation and accretion that are based on estimates of oil and gas reserves that the Trust expects to recover in the future;
•	estimated fair values of derivative contracts that are subject to fluctuation depending upon the underlying commodity prices;
•	estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures; and
•	estimated future recoverable value of property, plant and equipment.

The Trust has hired individuals and consultants who have the skills required to make such estimates and ensures that individuals or departments with the most knowledge of the activity are responsible for the estimates.  Further, past estimates are reviewed and compared to actual results, and actual results are compared to budgets in order to make more informed decisions on future estimates.

The Enterra leadership team’s mandate includes ongoing development of procedures, standards and systems to allow Enterra staff to make the best decisions possible and ensuring those decisions are in compliance with the Trust’s environmental, health and safety policies.

ADDITIONAL INFORMATION

Additional information relating to Enterra Energy Trust can be found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml, as well as on the website at www.enterraenergy.com.

GLOSSARY
AECO	a storage and pricing hub for Canadian natural gas market	mcf per day	thousands of cubic feet of natural gas per day
bbl or bbls	barrels of oil	mmbtu	millions of British Thermal Units
bbls per day	barrels of oil per day	mmbtu per day	millions of British Thermal Units per day
boe	barrels of oil equivalent (6 mcf equivalent to 1 bbl)	mmcf	millions of cubic feet of natural gas
boe per day	barrels of oil equivalent per day	Mwh	megawatt-hour
Cdn$	Canadian dollars	NGL	natural gas liquids (ethane, propane, butane and condensate)
FD&A	Finding Development & Acquisition Costs	NI 51-101	National Instrument 51-101
FDC	Future Development Costs	NYMEX	New York Mercantile Exchange
GAAP	Canadian Generally Accepted Accounting Principles	Q1	first quarter of the year - January 1 to March 31
GJ	Gigajoule	Q2	second quarter of the year - April 1 to June 30
GORR	Gross overriding royalty	Q3	third quarter of the year - July 1 to September 30
LNG	Liquefied Natural Gas	Q4	fourth quarter of the year - October 1 to December 31
mbbl	thousand barrels of oil	US$	United States dollars
mboe	thousands of barrels of oil equivalent	WTI	West Texas Intermediate (oil reference price)
mcf	thousand cubic feet of natural gas

Q1 2009

ENTERRA ENERGY TRUST
CONSOLIDATED BALANCE SHEETS

(unaudited) (in thousands of Canadian dollars)	March 31, 2009	December 31, 2008

Assets
Current assets
Cash and cash equivalents	11,320	13,638
Accounts receivable	45,466	46,119
Prepaid expenses, deposits and other	2,367	1,959
Commodity contracts (note 8)	8,810	14,338
	67,963	76,054
Property, plant and equipment (note 2)	483,375	491,654
Long term receivables (note 11)	16,172	19,310
	567,510	587,018

Liabilities
Current liabilities
Bank indebtedness (note 3)	80,000	95,466
Accounts payable and accrued liabilities	34,444	37,949
Future income tax liability	2,573	4,187
	117,017	137,602
Convertible debentures (note 5)	113,845	113,420
Asset retirement obligations (note 4)	22,382	22,151
Future income tax liability	16,226	19,429
	269,470	292,602

Unitholders’ equity (note 6)
Unitholders’ capital	669,700	669,667
Equity component of convertible debentures (note 5)	3,977	3,977
Contributed surplus	9,835	8,620

Accumulated other comprehensive income (note 7)	29,345	18,471
Deficit	(414,817)	(406,319)
	(385,472)	(387,848)
	298,040	294,416

	567,510	587,018
See accompanying notes to the consolidated financial statements.

Q1 2009

ENTERRA ENERGY TRUST
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE INCOME (LOSS)

(unaudited) (in thousands of Canadian dollars except per unit amounts)	Three months ended March 31, 2009	Three months ended March 31, 2008
Revenues
Oil and natural gas	36,866	53,503
Royalties	(6,501)	(13,104)
	30,365	40,399

Expenses
Production	11,813	13,469
Transportation	480	442
General and administrative	3,582	4,600
Interest expense (note 9)	2,528	4,861
Unit-based compensation expense (note 6)	1,175	1,449
Depletion, depreciation and accretion (notes 2 and 4)	23,641	24,855
Foreign exchange loss	10	180
	43,229	49,856
Loss before income taxes	(12,864)	(9,457)

Income taxes
Current	-	180
Future reduction	(4,366)	(7,730)
	(4,366)	(7,550)

Net loss	(8,498)	(1,907)

Other comprehensive income
Foreign currency translation adjustment (note 7)	10,874	9,588
Comprehensive income	2,376	7,681

Net loss per trust unit (note 6) – Basic and diluted	(0.14)	(0.03)

CONSOLIDATED STATEMENTS OF DEFICIT
(in thousands of Canadian dollars)

Deficit, beginning of period	(406,319)	(413,380)
Net loss	(8,498)	(1,907)
Deficit, end of period	(414,817)	(415,287)
 See accompanying notes to the consolidated financial statements.

Q1 2009

ENTERRA ENERGY TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited) (in thousand of Canadian dollars)	Three months ended March 31, 2009	Three months ended March 31, 2008
Cash provided by (used in):
Operating
Net loss	(8,498)	(1,907)
Depletion, depreciation and accretion	23,641	24,855
Future income reduction	(4,366)	(7,730)
Amortization of financing charges	-	327
Commodity contracts loss (note 8)	5,528	6,565
Foreign exchange loss	10	284
Unit-based compensation (note 6)	1,175	1,449
Non-cash interest on convertible debentures	425	413
Cash paid on asset retirement obligations (note 4)	(330)	(213)
	17,585	24,043
Changes in non-cash working capital items	4,207	(10,814)
	21,792	13,229
Financing
Repayment of bank indebtedness (note 3)	(15,466)	(40,301)
Repayment of notes, net	-	(742)
	(15,466)	(41,043)
Investing
Property, plant and equipment additions	(5,817)	(7,066)
Capital expenditure to be recovered (note 11)	(3,402)	(2,308)
Repayment of long-term receivable (note 11)	3,449	777
Proceeds on disposal of property, plant andequipment	-	39,482
Changes in non-cash working capital items	(2,699)	859
	(8,469)	31,744
Impact of foreign exchange on cash balances	(175)	132
Change in cash and cash equivalents	(2,318)	4,062
Cash and cash equivalents, beginning of period	13,638	3,554
Cash and cash equivalents, end of period	11,320	7,616
 See accompanying notes to the consolidated financial statements.

Q1 2009

ENTERRA ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited )

1.	Basis of presentation

The interim consolidated financial statements of Enterra Energy Trust (the “Trust” or “Enterra”) have been prepared by management in accordance with Canadian generally accepted accounting principles.  These interim consolidated financial statements have been prepared following the same accounting policies and methods used in preparing the consolidated financial statements for the fiscal year ended December 31, 2008.  These financial statements should be read in conjunction with the 2008 annual consolidated financial statements.  The interim consolidated financial statements contain disclosures which are supplemental to the Trust’s annual consolidated financial statements.

These consolidated financial statements include the accounts of the Trust and its subsidiaries.  All inter-company accounts and transactions have been eliminated.

Certain comparative figures have been reclassified to conform to the presentation adopted in the current period.

2.      Property, plant and equipment

(in thousands of Canadian dollars)	March 31, 2009	December 31, 2008
Oil and natural gas properties, including production and processing equipment	1,128,474	1,107,992
Accumulated depletion and depreciation	645,099	616,338
Net book value	483,375	491,654

At March 31, 2009 costs of undeveloped land and seismic of $9.6 million (December 31, 2008 - $11.8 million) were excluded from and $3.0 million (December 31, 2008 - $3.0 million) of future development costs were added to the Canadian cost centre for purposes of the calculation of depletion expense.  At March 31, 2009 costs of undeveloped land of $6.0 million (December 31, 2008 – $11.9 million) were excluded from and $3.8 million (December 31, 2008 - $3.7 million) of future development costs were added to the U.S. cost centre for purposes of the calculation of depletion expense.

        Depletion and depreciation expense related to the Canadian and the U.S. cost centers in Q1 2009 were $14.0 million and $9.2 million respectively (Q1 2008 – $15.5 million and $8.8 million, respectively).

During Q1 2009 $0.5 million of general and administrative expenses (Q1 2008 – $0.2 million) and $0.1 million (Q1 2008 – nil) of unit-based compensation were capitalized and included in the cost of the petroleum and natural gas properties.

Enterra completed ceiling test calculations for the Canadian and U.S. cost centers at March 31, 2009 to assess the recoverability of costs recorded in respect of the petroleum and natural gas properties.  The ceiling test calculations did not result in a write down of the U.S. cost center or the Canadian cost centre (there were no write downs in Q1 2008).

3.     Debt

(in thousands of Canadian dollars)	March 31, 2009	December 31, 2008
Revolving credit facility	80,000	90,000
Operating credit facility	-	5,466
Second-lien facility	-	-
Bank indebtedness	80,000	95,466

Enterra’s credit facilities include a revolving and operating credit facility which had a borrowing capacity of $135.0 million and a second-lien credit facility with a maximum of $9.0 million at March 31, 2009.  The second-lien

Q1 2009

ENTERRA ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited )

facility is undrawn and declines by $3.0 million per quarter and terminates no later than October 1, 2009.  The Trust’s Bank Syndicate is currently in the process of a borrowing base review and Enterra believes that its reserves would support a borrowing base of $110.0 million.  The revolving and operating credit facilities are secured with a first priority charge over the assets of Enterra.  The maturity date of the revolving and operating credit facilities is June 24, 2009 and should the lenders decide not to renew the facility, the debt must be repaid on June 24, 2010.  The provisions of the second-lien credit facility restrict distribution of cash flow to unitholders without the express approval of lenders while this second-lien credit facility is in place.  The second-lien credit facility can be terminated at any time by Enterra.

Interest rates for the credit facilities are set quarterly according to a grid based on the ratio of bank debt with respect to cash flow with the lowest rates in the grid being Canadian dollar BA (“Bankers Acceptance”) or U.S. dollar LIBOR rates plus a margin of 1.10%, or Canadian or U.S. prime rates plus a margin of 0.10%.  As at March 31, 2009, borrowings under the revolving and operating credit facilities were at Canadian dollar BA or U.S. dollar LIBOR rates plus a margin of 1.10%, or Canadian or U.S. prime rates plus a margin of 0.10% depending on the form of borrowing.

As at March 31, 2009 all borrowings under the facilities were denominated in Canadian dollars and interest was being accrued at a rate of 2.60% per annum.  At March 31, 2009, letters of credit totaling $0.5 million reduced the amount that can be drawn under the operating credit facility.

The second-lien credit facility is a non-revolving credit facility and is subordinated to the revolving and the operating credit.  The facility bears interest according to a grid similar to the above and as of March 31, 2009 borrowings would be at Canadian dollar BA or U.S. dollar LIBOR rates plus a margin of 3.50%, or Canadian or U.S. prime rates plus a margin of 2.50% depending on the form of borrowing.

Enterra is required to maintain several financial and non-financial covenants and an interest coverage ratio of 3.0:1.0 as calculated pursuant to the terms of the credit agreement.  In addition, distributions are limited to 100% of cash flow, as defined in the credit agreement, once distributions are permitted to be paid pursuant to the restrictions under the second-lien facility.  The Trust is in compliance with the terms and covenants of the credit facilities as at March 31, 2009.

4.     Asset retirement obligations

The asset retirement obligations were estimated by management based on Enterra’s working interests in its wells and facilities, estimated costs to remediate, reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred.  At March 31, 2009, the asset retirement obligation is estimated to be $22.4 million (December 31, 2008 – $22.2 million), based on a total future liability of $39.4 million (December 31, 2008 - $39.2 million).  These obligations will be settled at the end of the useful lives of the underlying assets, which currently averages six years, but extends up to 18 years into the future. This amount has been calculated using an inflation rate of 2.0% and discounted using a credit-adjusted interest rate of 8.0% to 10.0%.

The following table reconciles the asset retirement obligations:

(in thousands of Canadian dollars)	March 31, 2009	December 31, 2008
Balance, beginning of period	22,151	29,939
Additions	27	223
Accretion expense	438	1,892
Dispositions	-	(8,712)
Costs incurred	(330)	(1,771)
Foreign exchange	96	580
Balance, end of period	22,382	22,151

Q1 2009

ENTERRA ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited )

5.     Convertible debentures

At March 31, 2009, the Trust had $80.3 million 8% convertible debentures outstanding with an estimated fair value of $52.2 million and $40.0 million in 8.25% convertible debentures outstanding with an estimated fair value of $24.8 million.

(in thousands of Canadian dollars)	8% Series	8.25% Series	Total	Equity Component
Balance, December 31, 2008	76,962	36,458	113,420	3,977
Accretion	214	211	425	-
Balance at March 31, 2009	77,176	36,669	113,845	3,977

6.     Unitholders’ equity

Authorized trust units
An unlimited number of trust units may be issued.

The trust units are redeemable at the option of the holder based on the lesser of 90% of the average market trading price of the trust units for the 10 trading days after the date of redemption or the closing market price of the trust units on the date of redemption.  Trust units can be redeemed to a cash limit of $0.1 million per year or a greater limit at the discretion of the Trust.  Redemptions in excess of the cash limit shall be satisfied first by the issuance of notes by a subsidiary of the Trust and second by issuance of promissory notes by the Trust.

Issued trust units

(in thousands of Canadian dollars except unit amounts)	Number of Units	Amount
Balance at December 31, 2008	62,158,987	669,667
Issued under restricted unit plan	58,572	33
Balance at March 31, 2009	62,217,559	669,700

Contributed surplus

(in thousands of Canadian dollars)
Balance at December 31, 2008	8,620
Trust unit option based compensation	49
Restricted and performance unit compensation	1,199
Transfer to trust units on restricted and performance unit exercises	(33)
Balance at March 31, 2009	9,835

Q1 2009

ENTERRA ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited )

Trust unit options

Enterra has granted trust unit options to its directors, officers and employees.  Each trust unit option permits the holder to purchase one trust unit at the stated exercise price.  All options vest over a 1 to 3 year period and have a term of 4 to 5 years. At the time of grant, the exercise price is equal to the market price.  The forfeiture rate is estimated to be 60%.  The following options have been granted:

(in Canadian dollars, except for number of options)	Number of options	Weighted-average exercise price
Options outstanding at December 31, 2008	1,042,000	$7.75
Options forfeited	(30,000)	19.85
Options outstanding at March 31, 2009	1,012,000	7.39
Options exercisable at March 31, 2009	698,335	$7.93

(in Canadian dollars, except for number of options)
Exercise price range	Number of options	Weighted average exercise price	Weighted average remaining contract life in years	Number of options exercisable	Weighted average price of exercisable options
$1.65 to $2.81	660,000	$2.02	2.71	440,000	$2.02
$15.33 to $17.74	281,000	16.01	2.02	187,335	16.01
$20.12 to $26.80	71,000	23.27	1.06	71,000	23.27
Balance at March 31, 2009	1,012,000	$7.39	2.40	698,335	$7.93

Restricted and performance units

Enterra has granted restricted and performance units to directors, officers, and employees.  Restricted units vest over a contracted period ranging from vesting on grant to 3 years and provide the holder with trust units on the vesting dates of the restricted units.  The units granted are the product of the number of restricted units times a multiplier.  The multiplier starts at 1.0 and is adjusted each month based on the monthly distribution of the Trust divided by the five-day weighted average price of the trust units based on the New York Stock Exchange for the period preceding the distribution date.  Performance units vest at the end of two years and provide the holder with trust units based on the same multiplier as the restricted units as well as a payout multiplier.  The payout multiplier ranges between 0.0 and 2.0 based on the Trust’s total unitholder return compared to its peers.  The forfeiture rate is estimated to be 16%.

The following restricted and performance units have been granted:

	Number of restricted units	Weighted-average grant date fair value	Number of performance units	Weighted-average grant date fair value
Units outstanding at December 31, 2008	2,279,786	$4.13	174,398	$4.17
Granted	73,000	0.66	-	-
Forfeited	(82,430)	3.83	(1,263)	6.16
Vested	(58,572)	2.41	-	-
Units outstanding at March 31, 2009	2,211,784	$4.07	173,135	$4.16

The estimated value of the restricted units and performance units is based on the trading price of the trust units on the grant date.  For performance units the compensation cost is adjusted for the estimated payout multiple, which at March 31, 2009 was nil based on the Trust’s total unitholder return compared to its peers.

Q1 2009

ENTERRA ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited )

Reconciliation of earnings per unit calculations

For the period ended March 31, 2009
(in thousands of Canadian dollars except units and per unit amounts)	Net Income	Weighted Average Units Outstanding	Per Unit
Basic and diluted	(8,498)	62,200,638	$(0.14)

For the period ended March 31, 2008
(in thousands of Canadian dollars except units and per unit amounts)	Net Income	Weighted Average Units Outstanding	Per Unit
Basic and diluted	(1,907)	61,435,895	$(0.03)

For the calculation of the weighted average number of diluted units outstanding at March 31, 2009 and 2008, all options, performance units and convertible debentures were excluded, as they were anti-dilutive to the calculation.

Trust unit savings plan

Enterra established a trust unit savings plan whereby it will match an employee’s contributions to the plan to a maximum of 9.0% of their salary.  Both the contributions of the employee and the Trust were used to purchase trust units on the Toronto Stock Exchange.  During the three months ended March 31, 2009, the Trust expensed approximately $0.1 million (March 31, 2008 - $0.1 million) relating to its contributions to the plan.

7.      Accumulated other comprehensive income

(in thousands of Canadian dollars)
Opening balance, December 31, 2008	18,471
Cumulative translation of self-sustaining operations	11,266
Foreign exchange gain realized	(392)
Balance at March 31, 2009	29,345

Accumulated other comprehensive income is comprised entirely of currency translation adjustments on the U.S. operations.

8.	Risk management

(a)  Fair value of financial instruments

The fair value of financial instruments is the amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act.  Fair values are determined by reference to quoted market prices, as appropriate, in the most advantageous market for that instrument to which the Trust had immediate access.  Where quoted market prices are not available, Enterra uses the closing price of the most recent transaction for that instrument.  In the absence of an active market, the Trust determines fair values based on prevailing market rates for instruments with similar characteristics.

(i)  Convertible debentures

At March 31, 2009 the convertible debentures have a carrying value of approximately $113.8 million (December 31, 2008 - $113.4 million), excluding the amount allocated to the equity component and a fair value of

Q1 2009

ENTERRA ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited )

approximately $77.0 million (December 31, 2008 - $76.0 million).  The fair value of the convertible debentures is determined based on market prices at March 31, 2009 and December 31, 2008 respectively.

(ii) Derivative commodity contracts

The Trust’s financial and physical commodity contracts are recorded at estimated fair value with changes in estimated fair value each period charged to earnings.  Fair values are determined based on valuation models, such as option pricing models and discounted cash flow analysis, that use observable market based inputs and assumptions.

The fair value of the derivatives at March 31, 2009, is estimated to be a net asset of $8.8 million (December 31, 2008 – net asset of $14.3 million).  Included in the oil and natural gas revenues for the three months ended March 31, 2009 is an unrealized loss on commodity contracts of $5.0 million (Q1 2008 - $6.8 million loss).  Included in production expenses for the three months ended March 31, 2009 is an unrealized loss of $0.5 million (Q1 2008 – $0.2 million gain).

(iii)  Other financial instruments

Cash and cash equivalents have been classified as held for trading and are recorded at fair value on the balance sheet.  Changes in the fair value are recorded in net earnings.  The fair value of the financial instruments, except the convertible debentures, cash and cash equivalents and commodity contracts approximate their carrying value as they are short term in nature or bear interest at floating rates.

(b)  Financial risk management

In the normal course of operations, Enterra is exposed to various market risks such as liquidity, credit, interest rate, foreign exchange and commodity risk.  To manage these risks, management determines what activities must be undertaken to minimize potential exposure to risks.  The objectives of Enterra to managing risk are as follows:

Objectives:
•	maintaining sound financial condition;
•	financing operations; and
•	ensuring liquidity in the Canadian and U.S. operations.

In order to satisfy the objectives above, Enterra has adopted the following policies:
•	prepare budget documents at prevailing market rates to ensure clear, corporate alignment to performance management and achievement of targets;
•	recognize and observe the extent of operating risk within the business;
•	identify the magnitude of the impact of market risk factors on the overall risk of the business and take advantage of natural risk reductions that arise from these relationships; and
•	utilize financial instruments, including derivatives to manage the remaining residual risk to levels that are within the risk tolerance of the Trust.

The policy objective with respect to the utilization of derivative financial instruments is to selectively mitigate the impact of fluctuations in commodity prices.  The use of any derivative instruments is carried out in accordance with approved limits as authorized by the board of directors and imposed by external financial covenants.  It is not the intent of Enterra to use financial derivatives or commodity instruments for trading or speculative purposes and no financial derivatives have been designated as accounting hedges.

Enterra’s process to manage changes in risks has not changed from the prior period.

Q1 2009

ENTERRA ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited )

(i) Market risks

Oil and gas commodity price risks
Enterra is exposed to fluctuations in natural gas and crude oil prices.  Enterra has entered into commodity contracts and fixed price physical contracts to minimize the exposure to fluctuations in crude oil and natural gas prices. At March 31, 2009, the following financial derivative contracts are outstanding:

Derivative Instrument	Commodity	Price	Volume (per day)	Period
Fixed	Gas	5.01 (US$/mmbtu)	3,000 mmbtu	April 1, 2009 – October 31, 2009
Fixed	Gas	5.015 ($/GJ)	2,000 GJ	April 1, 2009 – October 31, 2009
Fixed Basis Differential (1)	Gas	Differential Fixed @ $1.08 US$/mmbtu	3,000 mmbtu	April 1, 2009 – October 31, 2009
Fixed Basis Differential (1)	Gas	Differential Fixed @ $1.10 US$/mmbtu	3,000 mmbtu	April 1, 2009 – December 31, 2009
Fixed	Gas	4.50 ($/GJ)	2,000 GJ	April 1, 2009 – December 31, 2009
Fixed	Gas	4.6725 (US$/mmbtu)	3,000 mmbtu	April 1, 2009 – December 31, 2009

Fixed	Oil	50.00 (US$/bbl)	250 bbl	April 1, 2009 – June 30, 2009
Fixed	Oil	50.35 (US$/bbl)	200 bbl	July 1, 2009 – September 30, 2009
Fixed	Oil	65.00 ($/bbl)	300 bbl	July 1, 2009 – September 30, 2009
Floor	Oil	72.00 (US$/bbl)	1,000 bbl	January 1, 2009 – December 31, 2009
Sold Call	Oil	91.50 (US$/bbl)	500 bbl	July 1, 2009 – December 31, 2009
(1)	NYMEX / Southern Star (Oklahoma) 2009 basis differential.

Enterra did not have any fixed price oil or gas physical contracts as at March 31, 2009.

Electricity commodity price risks
The Trust is subject to electricity price fluctuations in its operations and it manages this risk by entering into forward fixed rate electricity derivative contracts on a portion of its electricity requirements.  The Trust’s outstanding electricity derivative contracts as at March 31, 2009 are summarized below.

Fixed purchase	Power (Alberta)	62.90 (Cdn$/Mwh)	72 Mwh	July 1, 2007 – December 31, 2009

The gains (losses) during the period from the commodity contracts are summarized in the table below.

(in thousands of Canadian dollars)	Three months ended March 31, 2009	Three months ended March 31, 2008
Realized commodity contract gain (loss)	11,792	(1,235)
Unrealized commodity contract (loss)	(5,528)	(6,565)
Net gain (loss) on commodity contracts	6,264	(7,800)

Q1 2009

ENTERRA ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited )

The following sensitivities show the impact to pre-tax net income for the three months ended March 31, 2009 related to commodity contracts of the respective changes in crude oil prices, natural gas and electricity.

	Increase (decrease) to pre-tax net income
(in thousands of Canadian dollars)	Decrease in market price ($1.00 per bbl and $0.50 per mcf)	Increase in market price ($1.00 per bbl and $0.50 per mcf)
Crude oil derivative contracts (bbl)	403	(397)
Natural gas derivative contracts (mcf)	1,542	(1,542)

	$1.00 per Mwh decrease in market price	$1.00 per Mwh increase in market price
Electricity derivative contracts (Mwh)	(25)	25

Foreign exchange currency risks
Enterra is exposed to foreign currency risk as approximately 51% of its production is from the U.S. division.  In addition, the Canadian division has derivative financial instruments denominated in U.S. dollars.  Enterra has not entered into any derivative contracts to mitigate its currency risks as at March 31, 2009.

Changes in the U.S. to Canadian foreign exchange rates with respect to the U.S. division affect other comprehensive income as the division is considered a self-sustaining foreign operation.  The following financial instruments were denominated in U.S. dollars as at March 31, 2009:

(in thousands of dollars)	Canadian division (in U.S. dollars)	U.S.division (in U.S. dollars)
Cash and cash equivalents	2,657	310
Accounts receivable	-	32,468
Commodity contracts	6,561	-
Accounts payable	(991)	(10,608)
Net exposure	8,227	22,170

Effect of a $0.02 increase in U.S. to Cdn exchange rate:	-	-
Increase to pre-tax net income	165	-
Increase to other comprehensive income	-	443
Effect of a $0.02 decrease in U.S. to Cdn exchange rate:	-	-
Decrease to pre-tax net income	(165)	-
Decrease to other comprehensive income	-	(443)

Interest rate risk
Interest rate risk arises on the outstanding bank indebtedness that bears interest at floating rates.  The results of Enterra are impacted by fluctuations in interest rates as its outstanding bank indebtedness carries floating interest rates.

Enterra has not entered into any derivative contracts to mitigate the risks related to fluctuations in interest rates as at March 31, 2009.   The following sensitivities show the impact to pre-tax net income for the three months ended March 31, 2009 of the respective changes in interest rates (increase / (decrease)).

Q1 2009

ENTERRA ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited )

	Change to pre-tax net income
(in thousands of Canadian dollars)	1% decrease in market interest rates	1% increase in market interest rates
Interest on bank indebtedness	215	(215)

The convertible debentures bear interest at fixed rates.

(ii)  Credit risk

Credit risk is the risk of loss if counterparties do not fulfill their contractual obligations and arises principally from trade, joint venture receivables, long-term receivables as well as any derivative financial instruments in a receivable position.  Enterra does not hold any collateral from counterparties.  The maximum exposure to credit risk is the carrying amount of the related amounts receivable.

The significant balances receivable are set out below.  Accounts receivable include trade receivables, joint venture receivables and non-aging accounts such as cash calls, taxes receivable and operating advances.

(in thousands of Canadian dollars)	March 31, 2009	December 31, 2008
Accounts receivable – trade	38,218	39,178
Accounts receivable – joint venture	1,914	2,882
Accounts receivable – other (1)	15,731	14,340
Allowance for doubtful accounts	(10,397)	(10,281)
	45,466	46,119
Long-term receivables	16,172	19,310
(1) Included in accounts receivable – other is $12.7 million (December 31, 2008 – $8.6 million) related to the current portion of the receivable from Petroflow Energy Ltd. (note 11).

Should Enterra determine that the ultimate collection of a receivable is in doubt based on the processes for managing credit risk, it will provide the necessary provision in its allowance for doubtful accounts with a corresponding charge to earnings.  If Enterra subsequently determines an account is uncollectible, the account is written off with a corresponding charge to allowance for doubtful accounts.

The aging of accounts receivable is set out below:

(in thousands of Canadian dollars)
As at March 31, 2009	Trade	Joint Venture
Current	26,693	286
Over 30 days	2,190	526
Over 60 days	567	35
Over 90 days	8,768	1,067
	38,218	1,914

The credit quality of financial assets that are neither past due nor impaired has been assessed and adequately evaluated for impairment based on historical information about the nature of the counterparties.

Purchasers of the natural gas, crude oil and natural gas liquids of Enterra comprise a substantial portion of accounts receivable.  A portion of accounts receivable are with joint venture partners in the oil and gas industry.  Enterra takes the following precautions to reduce credit risk:

•	the financial strength of the counterparties is assessed;
•	the total exposure is reviewed regularly and extension of credit is limited; and
•	collateral may be required from some counterparties.

Q1 2009

ENTERRA ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited )

As described in note 11, Enterra has a long-term receivable with a joint venture partner.  The credit risk as a result of this arrangement is mitigated by the ability of Enterra to withhold a portion of the joint venture partner’s share of production until such time as the amounts receivable are paid or the production withheld exceeds the amounts owed to Enterra.

(iii)  Liquidity risks

Liquidity risk is the risk that Enterra will not be able to meet its financial obligations as they come due.  Enterra mitigates this risk through actively managing its capital, which it defines as unitholders’ equity, convertible debentures, note payable, bank indebtedness and cash and cash equivalents.  Management of liquidity risk over the short and longer term, includes continual monitoring of forecasted and actual cash flows to ensure sufficient liquidity to meet financial obligations when due and maintaining a flexible capital management structure.  Enterra strives to balance the proportion of debt and equity in its capital structure given its current oil and gas assets and planned investment opportunities.

All financial liabilities have short-term maturities with the exception of the convertible debentures (note 5), as set out below:

Financial Instrument – Liability
(in thousands of Canadian dollars)	2009	2010	2011	2012 – 2013	Total	Fair Value
Bank indebtedness (1)	-	80,000	-	-	80,000	80,000
Interest on bank indebtedness (2)	1,560	1,040	-	-	2,600	2,600
Convertible debentures	-	-	80,331	40,000	120,331	77,015
Interest on convertible debentures	9,726	9,726	9,726	1,650	30,828	30,828
Accounts payable & accrued liabilities	34,444	-	-	-	34,444	34,444
Total obligations	45,730	90,766	90,057	41,650	268,203	224,887
(1)  Assumes the credit facilities are not renewed on June 24, 2009.
(2)  Assumes an interest rate of 2.60% (the rate on March 31, 2009).

The repayment terms and maturity dates of the credit facilities of Enterra are disclosed in note 3.

9.     Interest expense

During Q1 2009, Enterra’s interest expense of $2.5 million (March 31, 2008 – $4.9 million) was comprised of the following below.

(in thousands of Canadian dollars)	Three months ended March 31, 2009	Three months ended March 31, 2008
Interest on bank indebtedness	569	2,734
Interest on convertible debentures	2,824	2,831
Interest income	(865)	(704)
	2,528	4,861

(in thousands of Canadian dollars except for ratios)	March 31, 2009	December 31, 2008
Interest coverage:
Cash flow over the prior four quarters (1)	108,386	116,911
Interest expenses over the prior four quarters	15,078	18,088
	7.19 : 1.00	6.46 : 1.00
(1)	Note these amounts are defined terms within the credit agreements

Q1 2009

ENTERRA ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited )

As at March 31, 2009 and December 31, 2008, Enterra complied with the terms of the credit facilities.  There have been no changes to Enterra’s capital structure, objectives, policies and processes since December 31, 2008 other than the changes to its credit facilities as described in note 3.

10.  Segmented information

The Trust has one operating segment that is divided amongst two geographical areas.  The following is selected financial information from the two geographic areas.

(in thousands of Canadian dollars)	Three months ended March 31, 2009	Three months ended March 31, 2008
Revenue
Canada	22,704	31,894
U.S.	14,162	21,609
	36,866	53,503
Property, plant and equipment
Canada	219,736	260,005
U.S.	263,639	244,861
	483,375	504,866

11.  Related party transactions

In 2006 Enterra entered into a farm-out agreement with Petroflow Energy Ltd. (“JV Partner”), a public oil and gas company, to fund the drilling and completion costs of the undeveloped lands in Oklahoma.  Per the agreement, JV Partner pays 100% of the drilling and completion costs to earn 70% of Enterra’s interest in the well and Enterra is required to pay 100% of the infrastructure costs to support these wells, such as pipelines and salt water disposal wells.  The infrastructure costs paid by Enterra are recoverable from JV Partner over three years with interest charged at a rate of 12% per annum.  Infrastructure costs paid by Enterra are accounted for as a capital lease, therefore, the capital costs incurred are not included in property, plant and equipment but are recorded as current and long-term receivables.  The interest income on the long-term receivables is recorded as a reduction in interest expense.  The former Chief Executive Officer and former director of Enterra owned, directly and indirectly, approximately 16% of the outstanding shares of JV Partner during his tenure at Enterra.  A director of Enterra owns approximately 2% of the outstanding shares of JV Partner.  As at March 31, 2009, a total of $28.9 million, split between $12.7 million of trade receivables and $16.2 million of long-term receivables (December 31, 2008 – $8.6 million and $19.3 million, respectively), relate to infrastructure costs incurred by Enterra on behalf of JV Partner that are due from JV Partner.  For the three months ended March 31, 2009, $0.9 million of interest income was earned on the long-term receivables from JV Partner (Q1 2008 – $0.3 million).  In Q1 2009, $3.4 million of principal payments have been received (Q1 2008 – $0.8 million) and $3.4 million in capital expenditures are expected to be recovered under the farm-out agreement (Q1 2008 – $2.3 million).

Q1 2009